

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Butter Roll Skate Shop

Skate Shop

Ridgewood, NY 11385
Coming Soon
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Butter Roll Skate Shop is seeking investment to open a Skate Shop in Ridgewood, NY.
First LocationOperating Pop-upsGenerating RevenueAdding A Location
This is a preview. It will become public when you start accepting investment.
THE TEAM
Amy 'amz' Collado
Founder/CEO
Amy 'amz' Collado is a cultural producer, housing rights organizer and creative director.
She has more than 10+ of experience in experimental production, coordinating and sales.

Amz's eclectic experience ranges from bridal consulting with bed Bath & Beyond to Events Manager & Art Consultant at Damien Hirst's
Other Criteria in SoHo, NY. She lead to successful crowdfunding campaigns which funded projects such as a short film project, gifts to
disadvantaged youth, and wellness packages.

Most recently, she co-produced a free community roller skate event in The Bronx in collaboration with other skate organizations. Past
events include, various skate activations in partnership with LeFrak Center at Prospect Park, producer of Barry's Gordy The Last Dragon -
30th anniversary celebration in partnership with TriBeCa Cinemas and much more.

This is a preview. It will become public when you start accepting investment.
OUR MISSION

Our mission is to make roller skating accessible to BIPOC (Black, Indigenous, People of Color) while encouraging the cultivation of inclusive
skate sub-communities.

Creating a 'Third Space' that is welcoming
Producing authentic content that represents New York Roller Skating
Offering unique & affordable skates & accessories
Encouraging peer relationship building (we need more skate crews!)
This is a preview. It will become public when you start accepting investment.
THE SPACE

The space has hardwood floors and bright. It is connected to a soon to be record shop. Cozy, intimate place I'm hoping to make Butter
Roll's first official home/flagship.

Great location: one block from the M train and high traffic area that I can reach my target audience at directly
Space is great because I wouldn't need to fix or renovate, just move in. I'd also have access to the basement for storage!
If I meet my maximum funding, I will be able to get necessary display equipment to showcase latest custom skate, a great back drop,
signages and more.
This is a preview. It will become public when you start accepting investment.

Why a Skate Shop?

It's no secret just how disenfranchised Black and Brown communities continue to be.

And so it should not be a surprise that the same disparities exist within Roller Skating, on the business end of it specifically. There are still very few us owning the rinks we skate at, or operating places from which we buy our skates.

This summer, and the pandemic, brought roller skating out for the world to see with videos of these 'overnight' sensations appearing on everyone's timelines. What it really did was show just how much the skate world thrived behind closed rink doors.

Pop-up events were everywhere. Where there was a lot, or tennis court, people were out there showing off their moves or helping others learn. While the few seasonal roller rinks remained closed until late summer, people were hosting their own makeshift events. Butter Roll was one of them. At our pop up in Bushwick in September, partnership with the Brooklyn Library - Macon Branch and joint event The Bronx in October (not forgetting many others skate group events occurring weekly) proved people are invested in making this sport part of their lives, that is, if it already isn't. One thing no one saw coming were sales of Roller Skates. They went through the roof! All manufacturers, brands and shops were sold out for weeks at a time.

Unfortunately many people have yet to invest in a pair of skates since not every buys online and the experience is a lot like buying a pair of shoes: people need to feel, touch, and test it out before committing. And the more people that own their own skates, the more skate classes (virtual or irl) they can participate in, the more skate events they will feel invested in attending, the more we show how vital having indoor rinks in NYC is for our well-being.

Butter Roll Skate Shop wants to help make more skaters out of New Yorkers.

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
TRACTION & VALIDATION

My community is already excited that Butter Roll exists as it is. During these difficult times, a physical shop by a native New Yorker will be so well received!

We have sold out of our first branded t-shirt which was limited edition of 30
During our Bushwick pop up, we sold a pair of skates that were just meant to be displayed
Last month, we released a Zine - edition of 15 - out of stock within days
Currently, we are just 3 hoodies away from being out of stock - edition of 25
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

We plan to use the funds to offer salary, build out the space and purchase start up inventory.

Firstly, Sustainability and transparency is important. Funding will cover a salary in order to dedicate myself to running the shop full-time
The second, if we meet our target, funding will cover 3 months of rent and utilities. If we meet our max we will be able to cover a few more months as we work on building our name
The rest will help cover expenses such as insurance, marketing, and branding.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Employee Salary $25,000
Employee taxes $800
Working capital $4,500
Build-out Space $1,500
Inventory $5,000
Marketing $800
Mainvest Compensation $2,400
Total $40,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$109,500	$120,450	$128,881	$135,325	$139,384
Cost of Goods Sold	$36,500	$40,150	$42,960	$45,107	$46,459
Gross Profit	$73,000	$80,300	$85,921	$90,218	$92,925
EXPENSES					
Insurance	$250	$256	$262	$268	$274
Rent	$16,200	$16,605	$17,020	$17,445	$17,881
Utilities	$1,200	$1,230	$1,260	$1,291	$1,323
Salaries	$30,000	$33,000	$35,309	$37,074	$38,186
Taxes	$1,200	$1,230	$1,260	$1,291	$1,323
Shipping equipment	$3,600	$3,690	$3,782	$3,876	$3,972
Operating Profit	$20,550	$24,289	$27,028	$28,973	$29,966

This information is provided by Butter Roll Skate Shop. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement

Investment Round Status

Target Raise $40,000
Maximum Raise $60,000
Amount Invested $0
Investors 0
Investment Round Ends February 3, 2021

Summary of Terms

Legal Business Name Hood Relics LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 8%-12%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2025

Financial Condition

No operating history

Butter Roll Skate Shop has yet to begin operating in earnest. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Butter Roll Skate Shop to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Real Estate Risk

Butter Roll Skate Shop is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Butter Roll Skate Shop is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Butter Roll Skate Shop is a newly established entity and has no history for prospective investors to consider.

Reliance on Management

As a securities holder, you will not be able to participate in Butter Roll Skate Shop's management or vote on and/or influence any managerial decisions regarding Butter Roll Skate Shop. Furthermore, if the founders or other key personnel of Butter Roll Skate Shop were to leave Butter Roll Skate Shop or become unable to work, Butter Roll Skate Shop (and your investment) could suffer substantially.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Butter Roll Skate Shop, and the revenue of Butter Roll Skate Shop can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Butter Roll Skate Shop is significantly more successful than your initial expectations.

Uninsured Losses

Although Butter Roll Skate Shop will carry some insurance, Butter Roll Skate Shop may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Butter Roll Skate Shop could incur an uninsured loss that could damage its business.

Changes in Economic Conditions Could Hurt Butter Roll Skate Shop

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Butter Roll Skate Shop's financial performance or ability to continue to operate. In the event Butter Roll Skate Shop ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Butter Roll Skate Shop competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Butter Roll Skate Shop's core business or the inability to compete successfully against the with other competitors could negatively affect Butter Roll Skate Shop's financial performance.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Butter Roll Skate Shop. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.